United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 1-35934

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of the Registrant as specified in the charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧            Form 40-F  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

This Report on Form 6-K shall be incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-233960).

EXHIBITS

Exhibit No.	Description

1.1

Underwriting Agreement, dated April 22, 2021 among Fomento Económico Mexicano, S.A.B. de C.V., as Issuer, and HSBC Bank plc, J.P. Morgan Securities plc and Merrill Lynch International, as Underwriters.

4.1

Sixth Supplemental Indenture, dated as of April 28, 2021, between Fomento Económico Mexicano, S.A.B. de C.V., as Issuer, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent, and The Bank of New York Mellon, London Branch, as London Paying Agent and Transfer Agent, relating to the 0.500% Senior Notes due 2028 and 1.000% Senior Notes due 2033.

4.2	Specimen of Global Notes representing the 0.500% Senior Notes due 2028 and 1.000% Senior Notes due 2033. (included in Exhibit 4.1).

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

5.2	Opinion of Mr. Carlos Eduardo Aldrete Ancira.

23.1	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

23.2	Consent of Carlos Eduardo Aldrete Ancira (included in Exhibit 5.2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2021

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

By:	/s/Eugenio Garza y Garza
Name:	Eugenio Garza y Garza
Title:	Director of Finance and Corporate Development